SHAREHOLDERS AGREEMENT

HEIDMAR MARITIME HOLDINGS CORP.

MAISTROS SHIPINVEST CORP.

and

RHEA MARINE LTD.

Dated February 19, 2025

TABLE OF CONTENTS

This **SHAREHOLDERS' AGREEMENT**, dated as of February 19, 2024 (this "<u>Agreement</u>"), by and among Heidmar Maritime Holdings Corp., a corporation organized under the laws of the Republic of the Marshall Islands (the "<u>Company</u>") Rhea Marine Ltd., a corporation organized under the laws of the Republic of the Marshall Islands ("<u>Rhea</u>") and Maistros Shipinvest Corp., a corporation organized under the laws of the Republic of the Marshall Islands corporation ("<u>Maistros</u>", and together Rhea, the "<u>Shareholders</u>"), to be effective as of the closing of the Merger.

RECITALS

WHEREAS, the Shareholders are parties to a shareholders agreement, dated as of January 3, 2022, (the "<u>Original Shareholders Agreement</u>") relating to the Shareholders' interests in Heidmar Inc., a corporation organized under the laws of the Republic of the Marshall Islands ("<u>Heidmar</u>");

WHEREAS, Maistros is the registered owner of 47,904 shares of Heidmar, representing 50% of the issued and outstanding share capital of Heidmar;

WHEREAS, Rhea is the registered owner of 47,904 shares of Heidmar, representing 50% of the issued and outstanding share capital of Heidmar;

WHEREAS, on June 18, 2024, the Company, Heidmar, the Shareholders, HMR Merger Sub Inc. and MGO Global, Inc. entered into a Business Combination Agreement (the "<u>Business Combination Agreement</u>") pursuant to which, among other things, the Shareholders agreed to transfer all of their outstanding shares of Heidmar to the Company, in consideration for which the Company will issue to each of the Shareholders a number of Common Shares as set forth in the Business Combination Agreement, and Heidmar will become a wholly-owned subsidiary of the Company (the transactions contemplated by the Business Combination Agreement, "<u>Merger</u>"); and

WHEREAS, the Shareholders desire to (i) establish in this Agreement their respective rights and obligations in connection with the Merger and their investment in the Company as a public company and (ii) terminate the Original Shareholders Agreement effective as of the closing of the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

<u>Definitions</u>

SECTION 1.01 <u>Definitions.</u>   As used in this Agreement, the following terms shall have the following meanings:

"<u>13D Group</u>" means any group of Persons formed for the purpose of acquiring, holding, voting or disposing of Voting Stock that would be required under Section 13(d) of the Exchange Act (as in effect on, and based on legal interpretations thereof existing on, the date hereof), to file a statement on Schedule 13D or Schedule 13G with the SEC as a "person" within the meaning of Section 13(d)(3) of the Exchange Act if such group beneficially owned Voting Stock representing more than 5% of any class or series of Voting Stock (whether or not registered pursuant to Section 12 of the Exchange Act) then outstanding.

"<u>Affiliate</u>" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; <u>provided</u>, that for purposes of this Agreement, Maistros (and any Person controlled by or controlling Maistros) and Rhea (and any Person controlled by or controlling Rhea) shall not be deemed Affiliates of the other; and <u>provided</u>, <u>further</u>, that the Company and any subsidiaries of the Company shall not be deemed to be Affiliates of any Shareholder Parties for purposes of this Agreement.

"Aggregate Shareholder Percentage Interest" means, at any time, with respect to a particular Shareholder, the Percentage Interest of such Shareholder together with its Affiliates (but not including the Company or any other Shareholder or such other Shareholder's Affiliates), in the aggregate, at such time.

"Agreement" has the meaning assigned to such term in the preamble to this Agreement.

"Approved Stock Exchange" means any of the Nasdaq Global Select Market, Nasdaq Global Market, the Nasdaq Capital Market and the New York Stock Exchange, or another nationally recognized securities exchange in the United States.

"Articles of Incorporation" means the articles of incorporation of the Company, as further amended and amended and restated from time to time.

"Board" means the board of directors of the Company, except where the context requires otherwise.

Any Person shall be deemed to "beneficially own", to have "beneficial ownership" of, or to be "beneficially owning" any securities (which securities shall also be deemed "beneficially owned" by such Person) that such Person is deemed to "beneficially own" within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act; provided, that any Person shall be deemed to beneficially own any securities that such Person has the right to acquire, whether or not such right is exercisable immediately. Notwithstanding anything to the contrary contained herein, for purposes of this Agreement, including in determining the beneficial ownership and Aggregate Shareholder Percentage Interest of any Shareholder, no Shareholder shall be deemed to beneficially own any shares of Voting Stock held by any other Shareholder or such other Shareholder's Affiliates.

"Business Combination Agreement" has the meaning assigned to such term in the Recitals.

"Business Day" means any day other than a Saturday, Sunday or one on which banks are authorized to close in New York, New York.

"Business Opportunity" has the meaning assigned to such term in Section 2.03(d).

"Bylaws" means the Amended and Restated Bylaws of the Company, as further amended and amended and restated from time to time.

"Common Shares" means common stock, par value $0.001 per share, of the Company.

"Company" has the meaning assigned to such term in the preamble to this Agreement.

"Consent of the Shareholders" means the written consent of each of Maistros and Rhea; provided, that after the Expiration Date with respect to Maistros, "Consent of the Shareholders" means the written consent of Rhea, and after the Expiration Date with respect to Rhea, "Consent of the Shareholders" means the written consent of Maistros.

"Director" means a member of the Board, except where the context requires otherwise.

"Director Nomination Right" has the meaning assigned to such term in Section 2.01(c).

"Director Nominee" has the meaning assigned to such term in Section 2.01(c).

"Equity Security" means (a) any Common Shares or other Voting Stock, (b) any securities of the Company convertible into or exchangeable for Common Shares or other Voting Stock, (c) any options, rights or warrants (or any similar securities) issued by the Company to acquire Common Shares or other Voting Stock or (d) any shares of preferred stock of the Company.

"<u>Exchange Act</u>" means the U.S. Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended.

"<u>Expiration Date</u>" means, with respect to a particular Shareholder, the first date on which the Aggregate Shareholder Percentage Interest of such Shareholder ceases to be at least 15% as of the close of business of any trading day of the Approved Stock Exchange on which the Common Shares trade; <u>provided</u>, that each Shareholder is required to notify the other Shareholder promptly upon its Aggregate Shareholder Percentage Interest decreasing below 15% (if such Shareholder has not filed a Schedule 13G or Schedule 13D reflecting such decrease).

"<u>Foreign Corrupt Practices Act</u>" means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

"<u>Foreign Private Issuer</u>" shall have the meaning assigned to such term in Rule 405 of the Securities Act.

"<u>Governance Rights</u>" has the meaning assigned to such term in Section 2.01(c).

"<u>Government Approval</u>" is any consent, authorization, approval, order, license, franchise, permit, certificate, accreditation, registration, filing or notice, of, issued by, from or to, or other act by or in respect of, any Governmental Entity.

"<u>Governmental Entity</u>" means any federal, state or local, domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity.

"<u>Heidmar</u>" has the meaning assigned to such term in the Recitals.

"<u>Independent Director</u>" means a Director who would be considered an "independent director" under (a) the rules of an Approved Stock Exchange as such rules may be amended, supplemented or replaced from time to time (whether by final rule or otherwise), (b) the Company's corporate governance guidelines or similar policies and (c) any other applicable law, rule or regulation mandating the independence of one or more members of the Board, excluding, in each case, requirements that relate to "independence" only for members of a particular committee of the Board.

"<u>Insolvency Event</u>" means, with respect to any Person, if such Person (i) makes an assignment or any general arrangement for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver, administrator or liquidator or analogous person of the Person or of all or any substantial part of its properties, (vii) if 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, if the proceeding has not been dismissed, or if within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated, (viii) winds up, liquidates or dissolves, (ix) is unable to pay any of its debts as and when due and payable or being deemed to be insolvent under any applicable Law, or (x) any analogous activity, action or event to the foregoing under a foreign Law.

"<u>Law</u>" means any federal, state, local or foreign law (including the Foreign Corrupt Practices Act and the laws implemented by the Office of Foreign Assets Control, United States Department of Treasury), statute or ordinance, common law, or any rule, regulation, judgment, order, writ, injunction, decree, arbitration award, license or permit of any Governmental Entity.

"<u>Maistros</u>" has the meaning assigned to such term in the Recitals.

"Merger" has the meaning assigned to such term in the Recitals.

"Nominating Committee" means the Nominating and Corporate Governance Committee of the Board (or a similar committee) or any successor committee thereto.

"Non-U.S. Person" means a natural person that is not a United States citizen or resident for purposes of the Company satisfying the definition of Foreign Private Issuer.

"Original Shareholders Agreement" has the meaning assigned to such term in the recitals to this Agreement.

"Participating Tag-Along Shareholder" has the meaning set forth in Section 5.03(c)(i).

"Percentage Interest" means, with respect to any Person and as of any date of determination, the percentage of the aggregate outstanding shares of the Company's Voting Stock that are beneficially owned by such Person as of such determination date.

"Person" means any individual, firm, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

"Proposed Transferee" has the meaning set forth in Section 5.03(a).

"Representatives" means, when used in relation to any Person, such Person's subsidiaries and Affiliates and its and their respective directors, officers, employees, agents, advisors (including, without limitation, financial and legal advisors, consultants and accountants) and other representatives.

"Rhea" has the meaning assigned to such term in the Recitals.

"Rule 144" means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

"Rule 415" means Rule 415 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

"Sale Notice" has the meaning set forth in Section 5.03(b).

"SEC" means the U.S. Securities and Exchange Commission.

"Securities Act" means the U.S. Securities Act of 1933 and the rules and regulations promulgated thereunder, as amended.

"Selling Shareholder" has the meaning set forth in Section 5.03(a).

"Shareholder Part(y)(ies)" means each of the Shareholders and their respective Affiliates (as the context requires).

"Shareholder-Designated Directors" means the Director(s) who is/are nominated/designated for such position by the Shareholders in accordance with subclauses (i) and (ii) of Section 2.01(c).

"Shareholders" has the meaning assigned to such term in the preamble to this Agreement.

A "subsidiary" of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

"Tag-Along Notice" has the meaning set forth in Section 5.03(c)(i).

"Tag-Along Period" has the meaning set forth in Section 5.03(c)(i).

"Tag-Along Sale" has the meaning set forth in Section 5.03(a).

"Tag-Along Shareholder" has the meaning set forth in Section 5.03(a).

"Transfer" means, directly or indirectly, to offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract (including any profit or loss sharing arrangement) with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition.

"Unaffiliated Third Party" means a Person, other than (i) the Company or any Affiliate of the Company and (ii) a Shareholder Party, or any other Person acting on behalf of, or who is part of a 13D Group, with any Shareholder Party.

"Underwriter" means a securities dealer who purchases any securities as a principal in connection with a distribution of such securities and not as part of such dealer's market-making activities.

"Voting Stock" means capital stock of the Company having the right to vote generally in any election of Directors.

ARTICLE II

Management of the Company

SECTION 2.01 Board of Directors.

(a)   Effective as of the date of the closing of the Merger, the size of the Board shall be initially set at seven Directors.

(b)   Upon the closing of the Merger, the Board shall consist of four directors designated and nominated by Maistros and three directors designated and nominated by Rhea, and Rhea and Maistros shall each designate half of the Independent Directors that are required for compliance under applicable laws and rules and regulations of the Approved Stock Exchange on which the Company's shares will be listed; provided, that if an odd number of Independent Directors is required for compliance under applicable laws and rules and regulations of the Approved Stock Exchange on which the Company's shares will be listed then one Independent Director shall be added to the required number of total Independent Directors for purposes of calculating the number to be appointed by each of the Shareholders. The directors designated and nominated by each of Maistros and Rhea will be distributed as evenly as possible among any classes of directors established pursuant to the Articles of Incorporation.

(c)   In connection with any annual or special meeting of shareholders of the Company at which Directors are to be elected, unless both Shareholders otherwise agree, (i) until the Expiration Date with respect to Maistros, Maistros shall have the right to designate and nominate a majority of the nominees for appointment or election to the Board, at least a majority of whom shall be Non-U.S. Persons to the extent determined necessary by the Board in order to preserve the Company's status as a Foreign Private Issuer, and (ii) until the Expiration Date with respect to Rhea, Rhea shall have the right to designate and nominate a number of nominees for appointment or election to the Board equal to one less than a majority, at least a majority of whom shall be Non-U.S. Persons to the extent determined necessary by the Board in order to preserve the Company's status as a Foreign Private Issuer (the "Director Nomination Right" and those nominated Directors, the "Director Nominees"); provided, that upon the Expiration Date for either Shareholder, the other Shareholder shall (until that Shareholder's Expiration Date) have the right to designate and nominate a majority of the nominees for appointment or election to the Board; provided, further, that prior to the Expiration Date for any Shareholder, unless both Shareholders otherwise agree, each of Maistros and Rhea shall designate for nomination half of the Independent Directors that are required for compliance under applicable laws and rules and regulations of the Approved Stock Exchange on which the Company's shares are listed. Notwithstanding the foregoing, the Nominating Committee may reject any proposed Director Nominee if it determines that such Director Nominee would not be qualified under any applicable law, rule or regulation to serve as a director or that the election or appointment of such Director Nominee would result in the loss of the Company's status as a Foreign Private Issuer (which determination must set forth reasonable grounds for such determination and shall be notified to the relevant Shareholder in accordance with Section 6.01 below and by email), and in such event the relevant Shareholder may propose alternative Director Nominee(s) in furtherance of its Director Nomination Right. Until the Expiration Date for both Shareholders, the Shareholders shall not nominate any person for appointment or election to the Board, other than pursuant to the governance rights set forth in this Article II (collectively, the "Governance Rights").

(d)   The Company shall take all reasonable actions within its control so as to cause the persons designated and nominated in accordance with this Section 2.01, in each case, to be elected to the Board and to remain in office, subject to applicable Law. The Company shall ensure that the persons designated and nominated in accordance with this Section 2.01, in each case, are included in any proxy statement and proxy card sent to shareholders of the Company, and the Company shall use its reasonable best efforts, to the fullest extent permitted by applicable Law, to cause the election of each such designee to the Board, including nominating such designees to be elected as directors, in each case subject to applicable Law. Each Shareholder agrees that it will take all reasonable actions as a shareholder of the Company, or as is otherwise reasonably within its control, as necessary to effect the provisions of this Agreement.

(e)   In the event that, any time following consummation of the Merger, the size of the Board is increased, in each case in accordance with the Articles of Incorporation and Bylaws and this Agreement, then the Board (or any committee thereof) shall, subject to this Section 2.01, have the right to nominate for election the remaining Directors (after any nominations made in accordance with this Section 2.01), in accordance with the Articles of Incorporation and Bylaws.

(f)   The Shareholders shall notify the Company of any Director Nominee designated or recommended for appointment or election to the Board (including any Director Nominee so designated or recommended pursuant to the Director Nomination Right) in writing no later than 60 days prior to the first anniversary of the immediately preceding annual meeting of shareholders of the Company, or as otherwise approved by the Company in writing, together with all information concerning such Director Nominee required to be delivered to the Company by the Articles of Incorporation and Bylaws and such other information reasonably requested by the Company; provided, that if a Shareholder fails to give such notice in a timely manner, then such Shareholder shall be deemed to have nominated the incumbent Shareholder-Designated Director or Shareholder-Designated Directors, as applicable, in a timely manner. The Board shall, in its sole discretion and in accordance with the Articles of Incorporation and Bylaws, determine the classification assignment of any such Shareholder-Designated Director so appointed or elected.

(g)   Until the Expiration Date with respect to a particular Shareholder, upon the death, resignation, retirement, disqualification or removal from office of any Shareholder-Designated Director, the Shareholder that nominated such Shareholder-Designated Director shall have the right to designate and nominate any replacement for such Shareholder-Designated Director, subject to, and in accordance with, the Governance Rights.

(h)   In the event that the Board (or a committee thereof) relies on Section 2.05 to exclude a Director Nominee selected by the Shareholders pursuant to the Director Nomination Right from management's slate of nominees (or otherwise take adverse action with respect to any such Director Nominee), the Company shall afford the Shareholders a reasonable opportunity to select a replacement Director Nominee.

(i)   Without limiting the generality of Section 2.01(c), if the number of Shareholder-Designated Directors is less than the number that a Shareholder has the right to nominate pursuant to this Section 2.01, at the request of such Shareholder, the Secretary of the Company shall call a special meeting of the shareholders of the Company for the purpose of (i) removing Directors to create such vacancies as are necessary to permit such Shareholder to nominate and have elected the full number of Shareholder-Designated Directors that it is entitled (and wishes) to designate and nominate pursuant to this Section 2.01 or (ii) filling a vacancy on the Board. Upon the creation of any vacancy pursuant to the preceding sentence, such Shareholder shall designate and nominate the Person to fill such vacancy in accordance with this Section 2.01. Any Shareholder may call or demand that the Secretary of the Company call, a special meeting of the shareholders of the Company for the purpose of removing (with or without cause) any one or more Shareholder-Designated Directors that were nominated by such Shareholder.

(j)   Each Shareholder-Designated Director shall be entitled to compensation and expense reimbursement in accordance with the Company's policies and practices applicable to all Directors generally. The Company will also provide and hereby agrees to enter into indemnification agreements with the Shareholder-Designated Directors on terms not less favorable to the Shareholder-Designated Directors than any indemnification agreement entered into with any other Director.

SECTION 2.02 <u>Voting Agreement for Board Nominees</u>. In connection with any annual or special meeting of shareholders of the Company at which (or in connection with any written consent pursuant to which) Directors nominated pursuant to Section 2.01 are to be voted upon for election, the Shareholders shall (even after the Expiration Date with respect to one Shareholder), and shall cause each of their respective controlled Affiliates (i) unless otherwise agreed by all Shareholders, cause all of the shares of the Voting Stock beneficially owned by them to be present or represented by proxy at all such shareholder meetings for purposes of establishing a quorum and (ii) vote all such shares of Voting Stock in favor of any Director Nominee or Director selected in accordance with Section 2.01 and against the removal of any Director Nominee or Director selected in accordance with Section 2.01 (unless the removal of any Director Nominee or Director was requested by the Shareholder that so nominated such Director Nominee or Shareholder-Designated Director, in which case all Shareholders shall and shall cause each of their respective controlled Affiliates to vote all shares of Voting Stock in favor of such removal). As promptly as practicable following the nomination of the Shareholder-Designated Directors in accordance with Section 2.01(b) above, each Shareholder shall, and shall cause its Affiliates to, provide the other Shareholder a proxy for purposes of effecting clauses (i) and (ii) of the first sentence of this Section 2.02. In any matter submitted to a vote of shareholders not subject to this Section 2.02, a Shareholder may attend (or not attend or establish quorum) and vote (or not vote, or abstain) any or all of its Voting Stock in its sole discretion, subject to applicable Law.

SECTION 2.03 <u>Corporate Opportunity</u>.

(a)   In recognition and anticipation (i) that the Company will not be a wholly-owned subsidiary of any Shareholder and that any Shareholder, together with its Affiliates (including portfolio companies), may be a controlling or significant shareholder of the Company, (ii) that directors, officers or employees of any Shareholder or its Affiliates may serve as directors or officers of the Company, (iii) that any Shareholder or its Affiliates may engage (and are expected to continue to engage) in the same, similar or related lines of business as those in which the Company, directly or indirectly, may engage or other business activities that overlap with or compete with those in which the Company, directly or indirectly, may engage, (iv) that any Shareholder or its Affiliates may have an interest in the same areas of opportunity as the Company and any Affiliate thereof, (v) that any Shareholder or its Affiliates may engage in material business transactions with the Company and any Affiliate of the Company, and that any Shareholder or the Company may benefit therefrom, and (vi) that, as a consequence of the foregoing, it is in the best interests of the Company that the respective rights and duties of the Company and of any Shareholder and its Affiliates, and the duties of any directors or officers of the Company who are also directors, officers or employees of any Shareholder or its Affiliates, be determined and delineated in respect of any transactions between, or opportunities that may be suitable for both, the Company or any Affiliate thereof, on the one hand, and any Shareholder or its Affiliates, on the other hand, and in recognition of the benefits to be derived by the Company through its continual contractual, corporate and business relations with any Shareholder or its

Affiliates (including possible service of officers and directors of any Shareholder or its Affiliates as officers and directors of the Company), the provisions of this Section 2.03 shall to the fullest extent permitted by Law regulate and define the interest and reasonable expectancy of the Company in connection therewith.

(b)   The Company may from time to time enter into and perform, and cause or permit any subsidiary or Affiliate of the Company to enter into and perform, one or more agreements (or modifications or supplements to pre-existing agreements) with any Shareholder or its Affiliates, pursuant to which the Company or any Affiliate thereof, on the one hand, and a Shareholder or its Affiliates, on the other hand, agree to engage in transactions of any kind or nature with each other or with any Affiliate thereof or agree to compete, or to refrain from competing or to limit or restrict their competition, with each other, including to allocate and to cause their respective representatives (including any who are directors, officers, stockholders, employees or agents of both) to allocate opportunities between or to refer opportunities to each other. No such agreement, or the performance thereof by the Company or any Shareholder or its Affiliates, shall to the fullest extent permitted by Law be considered contrary to (i) any duty that any Shareholder or its Affiliates may owe to the Company or any Affiliate thereof or to any shareholder or other owner of an equity interest in the Company or any Affiliate thereof by reason of any Shareholder or its Affiliates being a controlling or significant shareholder of the Company or of any Affiliate thereof or participating in the control of the Company or of any Affiliate thereof or (ii) any duty of any director or officer of the Company or of any Affiliate thereof who is also a director, officer, employee or agent of any Shareholder or its Affiliates to the Company or any Affiliate thereof, or to any shareholder thereof. To the fullest extent permitted by Law, no Shareholder or its Affiliates, as a shareholder of the Company or any Affiliate thereof, or participant in control of the Company or any Affiliate thereof, shall have or be under any duty to refrain from entering into any agreement or participating in any transaction referred to above.

(c)   Except as otherwise agreed in writing between the Company and a Shareholder or its Affiliates, each Shareholder and its Affiliates shall to the fullest extent permitted by Law have no duty to refrain from (i) engaging in the same or similar activities or lines of business as the Company or any Affiliate thereof and (ii) doing business with any client, customer or vendor of the Company or any Affiliate thereof, and no Shareholder nor any officer, director, employee or Affiliate of a Shareholder shall to the fullest extent permitted by Law be deemed to have breached its or his or her duties, if any, to the Company solely by reason of any Shareholder or its Affiliates engaging in any such activity, subject to Section 2.03(d). To the extent permitted by Law, neither the Company, any Affiliate thereof nor any of their respective shareholders shall have any rights in or to any of the activities described in the foregoing sentence or the income or profits derived therefrom. In the event that any Shareholder or its Affiliates acquires knowledge of a potential transaction or matter which may be an opportunity for any Shareholder or its Affiliates and the Company or any Affiliate thereof, such Shareholder and its Affiliates shall to the fullest extent permitted by Law have no duty to communicate or offer such opportunity to the Company or any Affiliate thereof and shall not to the fullest extent permitted by Law be liable to the Company or its shareholders for breach of any duty as a shareholder of the Company by reason of the fact that any Shareholder or its Affiliates acquires or seeks such opportunity for itself, directs such opportunity to another Person, or otherwise does not communicate information regarding such opportunity to the Company or any Affiliate thereof.

(d)   The Company agrees and acknowledges that the Shareholders and their respective Affiliates may freely offer to any other Person or effect on behalf of itself or any other Person, and the Company hereby renounces and disclaims any interest or expectancy in, any other investment or business opportunity or prospective economic advantage, including those competitive with the business of the Company, or other transactions in which the Company, its subsidiaries, any Director, any officer of the Company or any other Company shareholder may have an interest or expectancy, including as a result of any fiduciary duties applicable to such Directors or officers ("Business Opportunity"), in each case, without any prior Company, Board or shareholder notification or approval; provided, that if a Shareholder has actual knowledge that the Company or any of its subsidiaries is considering the same Business Opportunity, the applicable Shareholder will promptly notify the Company of its interest in such Business Opportunity and cause each Director designated and nominated by such Shareholder to recuse himself from all Board discussions and activities relating to such Business Opportunity. Without limiting the generality of the foregoing, the Company agrees and acknowledges that Maistros or Rhea and their respective Affiliates may have both passive and non-passive interests in Persons deemed competitors of the Company, and that the provisions of the immediately preceding sentence shall be applicable to such competitors, their respective Affiliates and any of their respective directors, officers and employees in respect thereof. Notwithstanding the foregoing, the Shareholders and their respective Affiliates may not freely offer to any other

Person or effect on behalf of itself or any other Person, and the Company does not renounce or disclaim any interest or expectancy in, any Business Opportunity that (A)(i) is presented to a Shareholder-Designated Director in such Person's capacity as a Director (whether at a meeting of the Board or otherwise) and with respect to which a Shareholder or its Affiliates has not independently received notice or is otherwise not previously aware or (ii) is identified by a Shareholder (including its Affiliates) or a Shareholder-Designated Director solely through disclosure of information by or on behalf of the Company to such Shareholder (including its Affiliates) or Shareholder-Designated Director, and (B) if identified or initiated by any Person other than a Shareholder or Shareholder-Designated Director, was identified or initiated by such Person independently of being so presented or identified as contemplated in the preceding clause (A). The Company agrees that for purposes of the immediately preceding sentence, the determination as to whether a Shareholder-Designated Director has been presented with such Business Opportunity in such Person's capacity as a Director or solely through disclosure of information by or on behalf of the Company, or whether such Business Opportunity was identified or initiated by such Person independently of such presentation or identification, shall, in each case, be made reasonably and in good faith by the applicable Person, and any such determination made reasonably and in good faith shall be binding for purposes hereof. In the event that a director or officer of the Company who is also a director, officer or employee of any Shareholder or its Affiliates acquires knowledge of a potential transaction or matter that may be an opportunity for the Company or any Affiliate thereof or any Shareholder or its Affiliates, such director or officer shall, to the fullest extent permitted by Law have fully satisfied and fulfilled his or her duty with respect to such opportunity, and the Company to the fullest extent permitted by Law acknowledges that it does not have any claim that such opportunity constituted an opportunity that should have been presented to the Company or any Affiliate thereof, if such director or officer acts in a manner consistent with the following policy: such an opportunity offered to any person who is an officer or director of the Company, and who is also an officer, director or employee of any Shareholder or its Affiliates, shall belong to such Shareholder or its Affiliates, unless such opportunity was offered to such person in his or her capacity as a director, officer or employee of the Company.

(e) This Section 2.03 is also intended to apply to any subsidiaries of the Company. In addition, references to a director or officer of a Shareholder in this Section 2.03 shall include any Person performing a similar function. The Company represents, warrants and agrees that it and its subsidiaries and their respective boards of directors (or equivalent) have not adopted and will not adopt any codes of conduct or ethics or other policies inconsistent with this Section 2.03.

SECTION 2.04 Articles of Incorporation and Bylaws. The Board and the Company shall take or cause to be taken all lawful action necessary to ensure at all times that the Articles of Incorporation and Bylaws are not at any time inconsistent in any material respect with the provisions of this Agreement. If and to the extent any provision in this Agreement is held unenforceable or void or in violation of public policy, the Company shall take best efforts to replicate such provisions in its Articles of Incorporation and Bylaws to make such provision valid and enforceable, including by way of issuing a preferred share containing the rights contained herein.

SECTION 2.05 Fiduciary Duties.

(a) Nothing in Article II shall be deemed to require the Board or any committee or member thereof to take any action or refrain from taking any action, or result in a breach of Article II by reason of such action or failure to act, if the Board, such committee or Director determines in good faith (after consideration of advice to such effect of outside legal counsel) that taking such action or refraining from taking such action, as the case may be, would cause a violation of his or her fiduciary duties to other shareholders of the Company, including the Shareholder Parties, under applicable Law.

(b) The Board shall owe the same fiduciary duties to each Shareholder, to the extent such Shareholder is a holder of Common Shares, as it owes to the other holders of Common Shares.

SECTION 2.06 Change in Law. In the event any Law comes into force or effect (including by amendment) which conflicts with the terms and conditions of this Agreement, the parties shall negotiate in good faith to revise this Agreement to achieve the parties' intention set forth herein to the greatest extent possible.

SECTION 2.07 No Side Agreements. None of the Company and the Shareholders, including their Affiliates, shall enter, directly or indirectly, into any agreement or grant any proxy or power of attorney or become party to any voting trust or other agreement, relating to the Equity Securities of the Company or its subsidiaries or to the governance of the Company or any of its subsidiaries, which is inconsistent with or conflicts with the provisions of this Agreement.

SECTION 2.08 <u>Affiliate Transactions</u>. For so long as a Shareholder has a right to nominate any directors pursuant to this Agreement, all transactions involving such Shareholder or its Affiliates, on the one hand, and the Company or its subsidiaries, on the other hand, shall require the approval of a majority of the Independent Directors that are disinterested (or approved by a committee of the Board that is formed for this purpose and comprised solely of Independent Directors) and if such directors are two or fewer, the approval shall be unanimous; <u>provided</u>, that such approval by the Independent Directors that are disinterested shall not be required for (a) pro rata participation in primary offerings of Equity Securities of the Company based on number of outstanding Voting Stock held, (b) any amendments to or waivers of this Agreement, or (c) any other transactions expressly required or expressly permitted under this Agreement, the Merger or the other documents entered into in connection herewith and therewith without reference to such approval. A waiver of this Section 2.08 may be provided by all of the Shareholders (and not the Company).

SECTION 2.09 <u>Subsequent Acquisitions</u>. Each of the Shareholders and their Affiliates agrees that any other Equity Securities of the Company which it hereafter acquires, including by means of a share split, share dividend, distribution, conversion, exercise of options or warrants, or otherwise, shall be subject to the provisions of this Agreement to the same extent as if held on the date hereof.

ARTICLE III

[Reserved]

ARTICLE IV

Purchases of Equity Securities and Other Actions

SECTION 4.01 <u>Purchases of Equity Securities</u>. Each Shareholder and its Affiliates may, directly or indirectly, acquire, agree to acquire or make a proposal to acquire beneficial ownership of any Equity Securities. Equity Securities acquired pursuant to this Article IV shall be subject to all the terms, covenants and conditions of this Agreement and shall be made in accordance with the Company's Articles of Incorporation and Bylaws.

ARTICLE V

Transfer of Voting Stock and Common Shares

SECTION 5.01 <u>Notifications</u>. Each Shareholder hereby undertakes to inform the other Shareholder by notice in writing as soon as it becomes aware of the occurrence or likely occurrence of an Insolvency Event affecting it or any of its Shareholder Parties except that in case the Shareholder is a publicly traded company, such disclosure shall not be required until so required by any applicable securities Laws or other securities exchange rules. A public filing with the SEC or an announcement of an Insolvency Event or a filing with a bankruptcy or insolvency court shall be deemed notice.

SECTION 5.02 <u>Legend</u>. (a) The Company may place appropriate legends and/or stop transfer orders on the shares of the Company held by the Shareholders setting forth the restrictions appropriate for compliance with U.S. federal securities laws, if applicable. The Shareholders agree with the Company that the shares of the Company held by the Shareholders may be marked with a legend substantially in the form set forth below, as well as any additional legend or restricted notation imposed or required by applicable securities Laws:

THESE SECURITIES AND THE SECURITIES ISSUABLE UPON THE EXCHANGE THEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT (1)

PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT (WHICH TRANSACTION SHALL BE ACCOMPANIED BY, IF REASONABLY REQUESTED BY THE COMPANY, AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND OTHER APPLICABLE LAWS) OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT RELATING TO SUCH SECURITIES UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS SET FORTH IN THE SHAREHOLDERS AGREEMENT DATED FEBRUARY 19, 2025 AND EACH OF THE SHAREHOLDERS LISTED ON SCHEDULE A THERETO, AS AMENDED FROM TIME TO TIME.

(b) The parties hereto agree that, unless the relevant transfer agent of the Company requests an opinion of counsel for a transfer of shares of the Company, it shall not be reasonable for the Company to request an opinion relating to the transfer of shares pursuant to Rule 144 or an effective registration statement.

(c) The Company will promptly cause the transfer agent to remove the restrictive legend with respect to applicable shares of the Company, upon request, in order to permit the Shareholders to engage in sales, Transfers and other dispositions that are not restricted hereunder or under U.S. federal securities Laws, or are transferred in compliance with applicable U.S. federal securities Laws (and are no longer restricted securities or subject to this Agreement), or if the shares of the Company are no longer restricted under U.S. federal securities Laws (and are no longer restricted securities or subject to this Agreement).

(d) Purported transfers of shares of Equity Securities that are not in compliance with this Article V shall be void.

SECTION 5.03 Tag-Along Rights.

(a) Participation. At any time that any Shareholder or its Affiliate (the "Selling Shareholder") proposes to sell or otherwise Transfer (a "Proposed Transferee") a number of its Common Shares that equals or exceeds 3% of the outstanding Common Shares of the Company (whether in one Transfer or a series of related Transfers) to an Unaffiliated Third Party, each other Shareholder that, together with such other Shareholder's Affiliates, owns more than 10% of the outstanding Common Shares of the Company (each, a "Tag-Along Shareholder") shall be permitted to participate in such sale or Transfer (a "Tag-Along Sale") on the terms and conditions set forth in this Section 5.03; provided, that this Section 5.03 shall not apply if the proposed Transfer is any one or more of (i) a Transfer from a Shareholder to one or more Affiliates of such Shareholder, (ii) a Transfer to anonymous purchaser(s) through an Approved Stock Exchange or (iii) a Transfer in any one or more of an Underwritten Offering, Overnight Offering or Shelf Takedown Demand (each as defined in and subject to the provisions of the Registration Rights Agreement entered into by the parties hereto on or about the date hereof (or any amendment thereto)).

(b) Sale Notice. Prior to the consummation of any Tag-Along Sale, the Selling Shareholder shall deliver to the Company and each other Shareholder a written notice (a "Sale Notice") of such Tag-Along Sale, together with fully-executed copies of any sale, merger, acquisition, or comparable transaction agreement pursuant to which such Tag-Along Sale is proposed to take place and all material ancillary agreements related thereto, no later than 10 Business Days after the execution and delivery by all the parties thereto of the definitive agreement entered into with respect to such Tag-Along Sale and, in any event, no later than 20 Business Days prior to the closing of such Tag-Along Sale. The Sale Notice shall make reference to the Tag-Along Shareholders' rights and obligations hereunder and shall describe in reasonable detail:

(i) the number of Common Shares that the Selling Shareholder proposes to Transfer in such Tag-Along Sale, and the total number of outstanding Common Shares then held by the Selling Shareholder;

(ii) the identity of the Proposed Transferee;

(iii)   the per share amount and form of consideration proposed to be paid or delivered to the Selling Shareholder in such Tag-Along Sale, including (x) any elections to be given to the Selling Shareholder with respect to such consideration, and (y) a description of any non-cash consideration in sufficient detail to permit the valuation thereof;

(iv)   the terms of the Proposed Transferee's financing;

(v)   any other proposed material terms and conditions of such Tag-Along Sale; and

(vi)   the proposed date, time, and location of the closing of such Tag-Along Sale.

(c)   <u>Shares to be Sold</u>.

(i)   Each Tag-Along Shareholder that desires to participate in the Tag-Along Sale (a "<u>Participating Tag-Along Shareholder</u>") shall exercise its rights under this Section 5.03 by delivering to the Selling Shareholder a written notice (a "<u>Tag-Along Notice</u>"), within 10 Business Days after its receipt of the Sale Notice (the "<u>Tag-Along Period</u>"), stating (A) its election to participate in the Tag-Along Sale on the terms and conditions set forth in the Sale Notice and in accordance with this Section 5.03 and (B) the number of Common Shares it is offering to Transfer in such Tag-Along Sale. The offer of each Participating Tag-Along Shareholder set forth in its Tag-Along Notice shall be irrevocable and, to the extent such offer is accepted, shall be binding on such Participating Tag-Along Shareholder. Subject to Section 5.03(c)(ii), each Participating Tag-Along Shareholder shall have the right to Transfer in the Tag-Along Sale up to that number of Common Shares equal to the product of (1) the number of outstanding Common Shares then held by such Participating Tag-Along Shareholder, multiplied by (2) a fraction (x) the numerator of which is equal to the number of Common Shares the Selling Shareholder proposes to Transfer in such Tag-Along Sale and (y) the denominator of which is equal to the number of outstanding Common Shares then owned by the Selling Shareholder.

(ii)   The Selling Shareholder shall use commercially reasonable efforts to include in the Tag-Along Sale all of the Common Shares that the Participating Tag-Along Shareholders have offered to Transfer pursuant to their Tag-Along Notices, it being understood that the Proposed Transferee shall not be required to purchase any Common Shares in excess of the number of shares set forth in the Sale Notice. In the event the Proposed Transferee elects to purchase less than all of the Common Shares sought to be sold by the Shareholders in the Tag-Along Sale, the number of shares to be sold to the Proposed Transferee by the Selling Shareholder and the Participating Tag-Along Shareholders shall be reduced pro rata in proportion to the number of Common Shares that each such Shareholder proposed to Transfer in such Tag-Along Sale so that the aggregate number of Common Shares to be sold by the Selling Shareholder and the Participating Tag-Along Shareholders collectively equals the aggregate number of Common Shares that the Proposed Transferee is willing to purchase (which in no event may be less than the number of Common Shares set forth in the Sale Notice, unless otherwise agreed by all Shareholders).

(iii)   Each Tag-Along Shareholder that does not deliver a Tag-Along Notice in compliance with Section 5.03(c)(i) shall be deemed to have waived all of such Tag-Along Shareholder's rights to participate in the Tag-Along Sale, and the Selling Shareholder shall (subject to the rights of any Participating Tag-Along Shareholders) thereafter be free to Transfer to the Proposed Transferee, without any further obligation to the Tag-Along Shareholders who are not Participating Tag-Along Shareholders under this Section 5.03, the number of Common Shares set forth in the Sale Notice for the same or lesser consideration per share, and on terms and conditions which are not materially more favorable to the Selling Shareholder, than the terms and conditions set forth in the Sale Notice without any further obligation to the non-accepting Tag-Along Shareholders.

(d)   <u>Consideration</u>. The Selling Shareholder and each Participating Tag-Along Shareholder shall receive the same form and amount of consideration per share (or election regarding the form and amount of consideration) in the Tag-Along Sale; *provided*, that each such Shareholder's proportionate share of related expenses will be deducted from such consideration in accordance with Section 5.03(f) below.

(e)   Conditions of Sale. Each Participating Tag-Along Shareholder shall make or provide the same representations, warranties, covenants, and indemnities as the Selling Shareholder makes or provides in connection with the Tag-Along Sale (except that in the case of representations, warranties, covenants, and indemnities pertaining specifically to the Selling Shareholder, each Participating Tag-Along Shareholder shall make comparable representations, warranties, covenants, and indemnities pertaining specifically to itself); *provided*, that all representations, warranties, covenants, and indemnities shall be made by the Selling Shareholder and each Participating Tag-Along Shareholder severally and not jointly, and any indemnification obligations shall be limited to the aggregate amount of proceeds received by such Participating Tag-Along Shareholder in the Tag-Along Sale; and *provided*, *further*, that no Participating Tag-Along Shareholder shall be required to agree to any non-competition, non-solicitation, or similar restrictive covenant.

(f)   Expenses. The fees and expenses of the Selling Shareholder incurred in connection with the Tag-Along Sale for the benefit of all Participating Tag-Along Shareholders (it being understood that costs incurred by or on behalf of the Selling Shareholder for its sole benefit will not be considered to be for the benefit of all Participating Tag-Along Shareholders), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by the Selling Shareholder and each Participating Tag-Along Shareholder on a pro rata basis, based on the amount of consideration received by each such Shareholder in the Tag-Along Sale; *provided*, that no Participating Tag-Along Shareholder shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Tag-Along Sale.

(g)   Cooperation. Each Participating Tag-Along Shareholder shall take all actions as may be reasonably necessary to consummate the Tag-Along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Selling Shareholder, subject to the limitations set forth in Section 5.03(e).

(h)   Consummation of the Sale. The Selling Shareholder shall have 90 Business Days following the expiration of the Tag-Along Period to Transfer the Common Shares described in the Sale Notice, on terms not materially more favorable to the Selling Shareholder than those set forth in the Sale Notice and subject to the rights of the Tag-Along Shareholders set forth in this Section 5.03 (which 90-Business Day period may be extended by up to 120 Business Days to the extent reasonably necessary to obtain any required Government Approvals). If at the end of such period the Selling Shareholder has not completed the Tag-Along Sale, the Selling Shareholder may not then effect a sale of Common Shares subject to this Section 5.03 without again fully complying with the provisions of this Section 5.03.

(i)   Sales in Violation of Tag-Along Rights. If the Selling Shareholder consummates any sale of Common Shares subject to this Section 5.03 in violation of this Section 5.03, then each Tag-Along Shareholder shall have the right to Transfer to the Selling Shareholder, and the Selling Shareholder shall be obligated to purchase from each Tag-Along Shareholder that exercises such right, up to that number of Common Shares that such Tag-Along Shareholder would have had the right to Transfer to the Proposed Transferee in such Tag-Along Sale if conducted in accordance with this Section 5.03, and on the same terms and conditions (including the same amount and form of consideration per share) under which the Proposed Transferee purchased the Common Shares from the Selling Shareholder, except that no Tag-Along Shareholder shall be required to indemnify the Selling Shareholder in connection with any Tag-Along Sale consummated pursuant to this Section 5.03(i), except for breach of representations or warranties regarding due authorization, ownership of the Common Shares, no liens, and enforceability. The Selling Shareholder shall reimburse each Tag-Along Shareholder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Tag-Along Shareholder's rights under this Section 5.03(i).

ARTICLE VI

Miscellaneous

SECTION 6.01 Notices. All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of delivery, if delivered personally or by electronic mail or facsimile, upon confirmation of receipt; (ii) on the first Business Day following the date of dispatch if delivered express mail by a recognized overnight courier service; or (iii) on the fourth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid, to the parties to this Agreement at the following address or to such other address either party to this Agreement shall specify by notice given in accordance with this Section 6.01.

(a)   if to the Company, to

Heidmar Maritime Holdings Corp.
c/o Heidmar Inc.
Akti Mialoui 89
Piraeus 18538
Greece

with a copy (which shall not constitute notice) to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Fax:
Phone:

Attention: Keith Billotti

(b)   if to the Shareholders, to their respective addresses as set forth on Schedule A hereto.

SECTION 6.02 Amendments; Waivers. (a) No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed by each of the Shareholders; provided, that any party hereto may waive any benefit afforded to such party on behalf of itself.

(b)   The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law or otherwise.

SECTION 6.03 Interpretation. When a reference is made in this Agreement to "Articles" or "Sections", such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words "date hereof" shall refer to the date of this Agreement. The term "or" is not exclusive. The word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply "if". All references to "$" or "dollars" mean the lawful currency of the United States of America. The terms defined in the singular have a comparable meaning when used in the plural, and vice versa. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented. Except as expressly stated in this Agreement, all references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute, rule or regulation include any successor to the section. References to a Person are also to its permitted successors and assigns. References to numbers of shares and to sums of money contained herein will be adjusted to account for any reclassification, exchange, substitution, combination, stock split or reverse stock split of the shares. Whenever any Shareholder has any consent or approval right, in this Agreement, such consent or approval may be given or withheld or made subject to such conditions as are determined by the relevant Shareholder in its sole discretion.

SECTION 6.04 Termination.

(a) Automatic Termination. Other than the termination provisions applicable to particular Sections of this Agreement that are specifically provided elsewhere in this Agreement or provisions that apply during certain specified periods of time, this Agreement shall terminate, in all cases subject to Section 6.04(b) (i) with respect to all parties, upon the mutual written agreement of the Company and the Shareholders, and (ii) with respect to a particular Shareholder (but not to the other Shareholder or the Company) at such time after the closing of the Merger, when such Shareholder, together with its Affiliates, no longer beneficially owns any Voting Stock.

(b) Survival. In the event that this Agreement shall terminate or terminate with respect to a particular Shareholder, all provisions of this Agreement shall terminate with respect to the party or parties with respect to which the termination has occurred, except in each case (i) Section 6.18 shall survive any such termination until the Shareholders and their Affiliates no longer hold securities of the Company, (ii) Articles I and VI shall survive any such termination indefinitely, (iii) Section 2.01, Section 2.09, and Section 5.03 shall apply to a particular Shareholder as set forth in such sections, and (iv) Sections 2.02, 2.03, and 5.01 shall survive for all Shareholders until the Expiration Date has occurred for all Shareholders. Nothing in this Section 6.04 will be deemed to release either party from any liability for any breach of this Agreement or to impair the right of either party to compel specific performance by the other party of its obligations under this Agreement.

SECTION 6.05 Further Assurances. Each party hereto shall do and perform or cause to be done and performed all further acts and shall execute and deliver all other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

SECTION 6.06 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties hereto. Any purported assignment without such prior written consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. Notwithstanding anything to the contrary in this Section 6.06, a Shareholder may assign, in whole or in part, this Agreement and its rights, interests or obligations hereunder to (i) any of its Affiliates or immediate family members or (ii) any Person who acquires, directly or indirectly, all or substantially all of its consolidated assets (including by way of merger, amalgamation or otherwise by operation of Law).

SECTION 6.07 Governing Law. This Agreement and any claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement, directly or indirectly, shall be governed by and construed in accordance with the laws of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. The parties declare that it is their intention that this Agreement shall be regarded as made under the laws of New York and that the laws of New York shall be applied in interpreting its provisions in all cases where legal interpretation shall be required except to the extent the Marshall Islands Business Corporations Act is specifically required by such act to govern the interpretation of this Agreement.

SECTION 6.08 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 6.09 Consent to Jurisdiction; Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions (without the proof of actual damages) to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement and that no party nor any of their respective Representatives shall oppose the granting of such relief, this being in addition to any other remedy to which they are entitled at law or in equity. Each party also agrees that it and its Representatives shall waive any requirement for the security or posting of any bond in connection with any such equitable relief. In addition, each of the parties irrevocably submits to the jurisdiction of the Federal and State courts of New York, which jurisdiction shall be exclusive, for the purposes of any suit, action or other proceeding arising out of this Agreement. Each party irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement in any court of New York or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties hereto agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

SECTION 6.10 Effectiveness. This Agreement shall become effective upon the closing of the Merger (the "Effective Date").

SECTION 6.11 Confidentiality.

(a) The Shareholders agree to maintain, and shall cause their respective subsidiaries and Affiliates, and its and their directors, officers, partners, employees, agents, counsel, advisors, consultants and other Representatives (including any Shareholder-Designated Director appointed pursuant to Section 2.01(a)) to maintain, the confidentiality of all information obtained by the Shareholders and their Representatives from the Company or any of its subsidiaries or Representatives, and not to use such information for any purpose other than (i) the evaluation and protection of the investment by the Shareholders in the Company, (ii) the exercise by the Shareholder of any of its rights under this Agreement (including the right to acquire more Voting Stock or Transfer securities of the Company) and (iii) the exercise by the Shareholder-Designated Directors of their fiduciary duties as Directors of the Company.

(b) Notwithstanding anything to the contrary in the foregoing, the confidentiality obligations of Section 6.11(a) will not apply to information obtained other than in violation of this Agreement that:

(i) a Shareholder or any of its Affiliates is required to disclose by judicial or administrative process, or by other requirements of applicable Law or regulation or any governmental authority (including any applicable rule, regulation or order of a self-governing authority, such as an Approved Stock Exchange); provided, that where and to the extent practicable, the disclosing party (A) gives the other party reasonable notice of any such requirement and, to the extent protective measures consistent with such requirement are available, the opportunity to seek appropriate protective measures and (B) cooperates with such party in attempting to obtain such protective measures;

(ii) was or becomes generally available to the public other than as a result of a breach of Section 6.11(a); or

(iii) was or becomes available to the Shareholders or their subsidiaries or Representatives on a non-confidential basis by a third-party source who obtained such information other than from any such Person; provided, that such source is reasonably believed by each such Person not to be subject to an obligation of confidentiality (whether by agreement or otherwise) to the Company or any of its subsidiaries.

SECTION 6.12 Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with any other agreement expressly contemplated herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties or their Affiliates with respect to the subject matter hereof. No provision of this Agreement shall confer upon any Person other than the parties hereto any rights or remedies hereunder.

SECTION 6.13 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable Law, such provision shall be deemed to be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforced in accordance with its terms to the maximum extent permitted by Law, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 6.14 <u>Counterparts.</u> This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties, with the same effect as if the signatures were upon the same instrument. This Agreement may be signed electronically or by PDF.

SECTION 6.15 <u>Acknowledgment of Securities Laws</u>. Each Shareholder hereby acknowledges that it is aware, and that it will advise its Affiliates and representatives who are provided the material non-public information that is the subject of Section 6.11, that the United States securities laws prohibit any Person who has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communication of such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or Transfer such securities.

SECTION 6.16 <u>Termination of Original Agreement.</u> Effective as of the Effective Date, the Shareholders agree that the Original Shareholders Agreement is terminated and rendered null and void by this Agreement.

SECTION 6.17 <u>No Joint and Several Liability.</u> Notwithstanding anything to the contrary in this Agreement, all representations, warranties, covenants, liabilities and obligations under this Agreement are several, and not joint, to each Shareholder, and no Shareholder will be liable for any breach, default, liability or other obligation of the other Shareholder party to this Agreement.

SECTION 6.18 <u>Rule 144 Information.</u> The Company covenants that it will use its reasonable best efforts to timely file all reports and other documents required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of any Shareholder, make publicly available such information as necessary to permit sales pursuant to Rule 144 or Regulation S under the Securities Act), and it will use reasonable best efforts to take such further action as any Shareholder may reasonably request, in each case to the extent required from time to time to enable such holder to sell the securities of the Company without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule144 or Regulation S under the Securities Act, as such rules may be amended from time to time, or (ii) any successor rule or regulation hereafter adopted by the SEC. Upon the written request of any Shareholder, the Company will deliver to such Shareholder a written statement that it has complied with such requirements.

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IN WITNESS WHEREOF, the parties hereto have executed this Shareholders Agreement as of the day and year first above written.

HEIDMAR MARITIME HOLDINGS CORP.

By: /s/ Pankaj Khanna
    Name: Pankaj Khanna
    Title: Director

MAISTROS SHIPINVEST CORP.

By: /s/ Foteini-Eleni Kokoretsi
    Name: Foteini-Eleni Kokoretsi
    Title: Sole Director

RHEA MARINE LTD.

By: /s/ Michalis Mastris
    Name: Michalis Mastris
    Title: Sole Director

SCHEDULE A

Shareholders

Shareholder	Address
Maistros Shipinvest Corp.	Capital Building, 3, Iassonos Street, 18537 Piraeus, Greece Tel. Fax. Attention: Legal Department with a copy (which shall not constitute notice) to: Watson Farley & Williams LLP 120 West 45th Street, 20th floor New York, New York 10036 Fax: Phone: Attention: Steven Hollander
Rhea Marine Ltd.	Heidmar Inc. 89, Akti Miaouli 185 38, Piraeus, Greece Tel: with a copy (which shall not constitute notice) to: Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 Fax: Phone: Attention: Keith Billotti